July 12, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Weidberg and Arthur Sandel

Re:	Bridgecrest Auto Funding LLC

Registration Statement on Form SF-3

File No. 333-271899 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Bridgecrest Auto Funding LLC (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 5:00 p.m. (Eastern time) on July 14, 2023 or as soon as thereafter practicable.

***

Very truly yours,

BRIDGECREST AUTO FUNDING LLC

By:	/s/ Daniel Gaudreau
Name: Daniel Gaudreau
Title: President and Treasurer